EX99_A

NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

BENEFICIARY PROTECTOR II OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Date of Issue. This option is only available at the time of application.

To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option shall control the Contract accordingly. Non-defined terms shall have the meaning given them in the Contract.

The benefits described in this option will cease upon termination of the Contract or Annuitization.

This option is only available to Contracts with Annuitants age 75 or younger and may only be elected at the time of application.

This option is irrevocable.

Additional Charge For This Option

When this option is elected, Nationwide deducts an additional charge at an annualized maximum rate of up to 0.35% of the daily net asset value of the Variable Account. The charge for this option will not increase as long as the Contract remains in force.

Additionally, if any portion of the Contract Value is invested in the Fixed Account, if applicable, or GTOs, if applicable, Nationwide will deduct the additional charge of 0.35% from the interest rate credited to the Fixed Account or to any GTOs, provided that the interest rate credited to the Fixed Account will never be less than the minimum amount permitted by state law.

The cost of the option will no longer be assessed after the Contract is terminated, upon Annuitization, or the date when the benefits described in this option have been credited to the Contract, whichever is earlier.

In the event a surviving Annuitant (referred to as “Co-Annuitant”) is older than age 75 when the first Annuitant dies, the second benefit provided by this option will not be available and the cost of this option will no longer be assessed.

Benefits Provided By This Option

The benefits stated in this option are available upon the death of the Annuitant. In the case of spousal protection, the benefit will be paid on the death of each Co-Annuitant, provided that, after the death of the first Annuitant, the surviving Co-Annuitant is age 75 or younger. In no event shall benefits provided under this option be paid more than twice.

Upon the death of the Annuitant (or in the case of spousal protection, the Co-Annuitant), the Beneficiary may:

i)	terminate the Contract and receive the benefit of this option;

or

ii)	if there is a Co-Annuitant named in the Contract, continue the Contract, subject to any mandatory distribution rules and have the benefit of this option credited to the Contract.

For purposes of this option, Earnings Calculation Percentage shall mean the percentage of earnings used to calculate the benefits that will be credited to the Contract.

The percentage of earnings credited to the Contract upon the death of the Annuitant (or Co-Annuitant if applicable) depends on the Annuitant’s age at the time of application and, if applicable, the Co-Annuitant’s age at the time of the Annuitant’s death.

Earnings under this option shall not exceed 200% of Purchase Payments older than 12 months at the date of death adjusted proportionally for amounts Surrendered.

Pursuant to the terms of this option, any amount credited to the Contract by Nationwide as a result of this option will be allocated proportionally among the available investment options in the same proportion as each Purchase Payment is allocated on the date when the benefit is applied.

APO-6284	(Standard) (01/2003)

Calculation of the First Benefit

The formula for determining the first benefit under this option is as follows:

Earnings Calculation Percentage × Adjusted Earnings

For Annuitants (or Co-Annuitants) age 70 or younger at the time of application, the Earnings Calculation Percentage will be 40%. If the Annuitant (or Co-Annuitant) is age 71 through 75 at the time of application, the Earnings Calculation Percentage will be 25%.

Adjusted Earnings = (a) - (b); where:

a =	the Contract Value on the date the Death Benefit is calculated and prior to any Death Benefit calculation; and

b =	Purchase Payments, proportionally adjusted for surrenders.

The adjustment for amounts Surrendered will reduce Purchase Payments in the same proportion that the Contract Value was reduced on the date(s) of the partial Surrender(s).

Calculation of the Second Benefit

If a Co-Annuitant is named under the Contract, a second benefit will be paid upon the death of the Co-Annuitant if the Co-Annuitant is age 75 or younger at the date of the Annuitant’s death. If the Co-Annuitant is older than age 75 at the date of the Annuitant’s death, no second benefit will be paid and the charge associated with the Beneficiary Protector II Option will be removed.

Executed for Nationwide by:

Calculation of the second benefit will be based on earnings to the Contract after the first benefit was applied. The formula for calculating the second benefit is as follows:

Earnings Calculation Percentage × Adjusted Earnings from the Date the first benefit was applied

For Co-Annuitants age 70 or younger at the time of the Annuitant’s death, the Earnings Calculation Percentage will be 40%. If the Co-Annuitant is age 71 through 75 at the time of the Annuitant’s death, the Earnings Calculation Percentage will be 25%.

Adjusted Earnings from the Date of the first benefit equals (a) - (b) - (c), where:

a =	Contract Value on the date the second Death Benefit is calculated and before any Death Benefit calculation;

b =	Contract Value on the date the first Death Benefit and benefit under this option is calculated and after these benefits are applied, proportionally adjusted for Surrenders; and

c =	Purchase Payments made after the first benefit was applied, proportionally adjusted for Surrenders.

The adjustment for amounts Surrendered will reduce Purchase Payments to the Contract and the beginning Contract Value, as specified in the above formula, in the same proportion that the Contract Value was reduced on the date(s) of the partial Surrender(s).

Secretary	President

APO-6284	2	(Standard) (01/2003)